SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2004

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

November 1, 2004	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen Chief Financial Officer

NEWS RELEASE

Smedvig reports stable operating profit for third quarter 2004

STAVANGER, Norway, October 21, 2004 — Smedvig reported today consolidated operating profit for the third quarter of NOK 133 million, as compared to NOK 129 million in the previous quarter. The improvement reflects increased contribution from the tender rigs and well services operations.

Net income for the third quarter was NOK 300 million, as compared to a net income of NOK 112 million in the second quarter. Net income for the third quarter was impacted by a reversal of NOK 209 million of the previous write-down of the book value for the drillship West Navigator. The reversal was required by Norwegian accounting standards due to the fact that the market value for the drillship has increased significantly.

Operating profit from the Mobile Units amounted to NOK 48 million, as compared to NOK 49 million in the previous quarter. The marginal decrease is due to lower contribution for West Venture in the third quarter as compared to the second quarter. The utilization rate for the mobile units during the quarter averaged 97 percent as compared to 93 percent in the preceding quarter.

Operating profit from the Tender Rigs amounted to NOK 68 million, as compared to NOK 65 million in the previous quarter. The increase reflects improved average dayrates for the tender rigs. The utilization rate averaged 92 percent, as compared to 93 percent in the previous quarter.

Operating profit from Well Services amounted to NOK 17 million, as compared to NOK 15 million in the second quarter.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

A telephone conference regarding Smedvig’s third quarter results will be arranged Thursday October 21, at 11:00 a.m. (NY time), 5:00 p.m. (Norwegian time). Call-in numbers are: International: +1 706 634 1387 U.S.: 800 374 0724. Replays are available from October 21, 12:15 p.m. (NY time) until November 1, 11:55 p.m. For replay, please dial International: +1 706 645 9291, U.S.: 800 642 1687, access code 1159403.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

MAIN EVENTS

•	Sound operating profit from high utilization of the mobile units and tender rigs

•	Agreement to acquire the remaining 50 percent in the deepwater drillship West Navigator

•	Agreement to acquire the remaining ownership interest in the fourth generation semi-submersible rig West Alpha

•	Tender rig West Alliance released from drilling contract by mid-December

•	Extended contract for the ultra-large jack-up West Epsilon

•	New contracts for tender rigs T-3, T-6 and T-9

•	Partial reversal of previous write-down related to the drillship West Navigator

RESULTS

Consolidated revenues for the first nine months of 2004 amounted to NOK 2,217 million as compared to NOK 2,270 million in the same period in 2003. Operating profit for the period totaled NOK 323 million as compared to NOK 380 million in the same period 2003.

Consolidated revenues for the third quarter of 2004 amounted to NOK 800 million as compared to NOK 750 million for the second quarter of 2004.

Operating profit for the quarter was NOK 133 million, NOK 4 million higher than for the preceding quarter. The improvement reflects increased contribution from the tender rigs and well services operations.

Net financial expenses for the quarter was NOK 14 million as compared to NOK 9 million in the preceding quarter. The main reason for the increase in expenses was losses on interest rate swap agreements offset by gains on currency forward contracts.

Income before other items was NOK 119 million for the third quarter down from NOK 120 million in the preceding quarter.

Other items of NOK 211 million mainly reflect a partial reversal of the previous write-down of the book value for the drillship West Navigator in 2002 related to an impairment valuation. The reversal was mandated by a significant increase in market value for the drillship.

Net income for the quarter was NOK 300 million as compared to NOK 112 million in the second quarter of 2004.

At the end of the quarter, the Company’s net interest bearing debt amounted to NOK 2,651 million as compared to NOK 2,826 million in the previous quarter. Cash and cash equivalents amounted to NOK 572 million as compared to NOK 501 million at the end of the second quarter 2004.

Smedvig is in the process of amending the current US$ 500 million bank facility and creating a new additional bank facility of US$ 250 million. The amended corporate bank financing of US$ 750 million will provide the Company with an eight year tenor, more favorable repayment schedule, lower interest rate margin as well as more flexible financial covenants.

The accounts have been prepared in accordance with the Norwegian standard for interim financial reporting and generally accepted accounting principles consistent with the accounting principles described and applied by the Company in its Annual Report.

The Company is in the process of evaluating the accounting effects of the conversion to International Financial Reporting Standards (IFRS) that will be effective from January 1, 2005. To date there has not been identified any differences between Norwegian GAAP and IFRS that is expected to have significant impact on the Company’s profit and loss statement.

MOBILE UNITS

The utilization for the mobile units during the quarter was 97 percent as compared to 93 percent in the preceding quarter. The operating profit was NOK 48 million down from NOK 49 million in the previous quarter due to somewhat lower contribution from West Venture.

The fifth-generation semi-submersible rig West Venture continued drilling operations for Norsk Hydro on the Troll field in Norway. Due to some technical issues with the hydraulic part of the RamRig system, the unit experienced ten days off-hire ultimo September/early October.

The fourth-generation semi-submersible rig West Alpha continued operations for Statoil on the Kristin field in the Norwegian Sea. In September, Smedvig entered into an agreement to purchase KS Difko XLIV’s 50 percent ownership interest in the West Alpha, increasing Smedvig’s ownership share to 100 percent. The agreed purchase price is US$ 75 million combined with an additional payment dependent on the price development of Smedvig’s Class A share in the period up until December 31, 2005. The share price range that forms the basis for the additional payment is between NOK 90 and NOK 140. The additional payment is calculated prorate from a maximum amount of US$ 5 million. The agreement is effective from July 1, 2005. Smedvig holds an eight percent ownership interest in KS Difko XLIV.

The ultra-large jack-up West Epsilon continued drilling of production wells for BP on the Valhall field in the Norwegian sector of the North Sea. In September, the activity on the rig was shut down due to the ongoing strike between the Norwegian Shipowners Association and the Federation of Offshore Workers Unions (OFS). During the quarter, BP exercised two options extending the contract for the unit from January 2005 to May 2005. BP has options for another 14 wells.

In the third quarter, the ultra-deepwater drillship West Navigator completed one exploration well for Amerada Hess and one exploration well for ChevronTexaco in U.K. waters. In the latter part of August, the drillship was relocated to West Africa for a ten-month contract with Woodside offshore Mauritania. West Navigator is thereafter slated for a two-year deepwater contract with Shell offshore Norway. The current contract portfolio is expected to keep the unit employed until September 2007. Smedvig entered into an agreement to purchase Statoil’s 50 percent share in West Navigator increasing Smedvig’s ownership share to 100 percent. The agreed net purchasing price was US$ 168 million. The agreement is effective from October 2004.

2    SMEDVIG 3 QUARTER 2004

TENDER RIGS

The utilization for the tender rigs was 92 percent as compared to 93 percent in the preceding quarter. The operating profit was NOK 68 million as compared to NOK 65 million in the preceding quarter reflecting improved average dayrates.

The tender barge T-2 completed operations for Exxon Mobil Exploration and Production Malaysia Inc. (EMEPMI) in Malaysia in early July. The newbuild T-9 subsequently replaced T-2 and continued the contract with EMEPMI. The T-2 unit was retired after close to 30 years in operation. In July, T-3 completed her contract and was laid-up in Malaysia. The unit is expected to commence operations under a 60 to 90 days contract with ConocoPhillips in Indonesia late October. The tender barges T-6 and Teknik Berkat continued their work for Petronas Carigali in Malaysia. In September, Teknik Berkat was temporarily laid-up. New employment for the unit is expected from November. In the Gulf of Thailand, T-4 and T-7 continued their work for Unocal. The semi-tender West Alliance continued the deepwater work in Indonesia for Unocal while West Pelaut performed drilling operations for Brunei Shell in Brunei. Due to postponed installation of the second TLP on the West Seno field in Indonesia Smedvig was notified by Unocal of early termination of the contract for West Alliance with effect from mid December 2004. The barge T-8 and semi-tender West Menang continued operations for Total in Congo, West Africa.

WELL SERVICES

The operations for the well services division proceeded satisfactorily during the quarter. The activity for the division increased on a quarter to quarter comparison due to start-up of new operations for Shell in the U.K. However, as a result of start-up costs this activity has not contributed to the operating profit of NOK 17 million for the third quarter, which was an increase of NOK 2 million compared to the previous quarter.

In the third quarter, Smedvig continued platform drilling and maintenance activities on Statoil’s Veslefrikk field and for BP on the Ula and Valhall fields. On the Gyda field, the Company performed drilling operations and maintenance work for Talisman. In September, the dispute between the Norwegian Shipowners Association and the Federation of Offshore Workers Union (OFS) stopped all the drilling activities on the Statfjord fields and the Valhall injection platform for Statoil and BP, respectively. At the end of the quarter, Smedvig took over the responsibilities for the Gullfaks A, B and C platforms. On the U.K. continental shelf Smedvig performed drilling and maintenance activities for Shell on several fields. For the wireline operations in Norway the activity level remained sound and in line with previous quarters.

PROSPECTS

The recent improvement in activity for high quality mobile units in the shallow and mid-water depth segments, suggest that market conditions will continue to develop favorably over the next 12 to 18 months. With respect to the international deep-and ultra-deepwater markets, terms and conditions on recent contracts indicate that the demand for advanced and efficient deepwater units is on an upward trend that is expected to strengthen further in 2005.

For the Company’s tender rigs the activity level for the next quarters are more uncertain for some of the units with short-term contracts. However, the activity is believed to increase in 2005 based on planned field developments of discovered oil and gas reserves in Southeast Asia. The re-entry into the West African tender rig market has provided the business unit with a more diverse geographical presence that supports the Company’s objective of a continuous organic growth of the tender rig fleet. As a supplement to the tender-rig operations in the conventional water depths, the demand for tender rigs in deeper waters is anticipated to increase in the years ahead. In deeper waters, tender rigs are emerging as an attractive field development solution in combination with floating platforms such as TLPs and SPARs.

The improved contract situation for the Well Services division have transformed the business unit from being a player in the Norwegian market for platform drilling services into one of the largest suppliers of platform drilling services in the North Sea. Over the next 6 to 12 months, the activity level for this business unit is expected to grow significantly which coupled with the sound order backlog should provide a strong platform for future growth.

At present, the Company has a backlog of drilling contracts averaging 16 months for the mobile units, 17 months for the tender rigs as well as a satisfactory portfolio of well service contracts. The current contract coverage is believed to strengthen the Company’s financial position further and create a basis for increased activity and enhanced performance. The Board of Directors considers the financial position of the Company to be sound.

Stavanger, October 21, 2004

The Board of Directors

of Smedvig asa

SMEDVIG 3 QUARTER 2004    3

Key figures

	3Q04	2Q04	1Q04	4Q03	3Q03	2Q03
Operating margin (%)	17	17	9	20	22	19
Equity ratio (%)	47	43	43	40	42	39
Return on equity (%) (annualized)	37	14	1	34	17	(61)
Return on total capital (%) (annualized)	7	7	3	8	10	8
Earnings per share (NOK)	3.73	1.37	0.14	3.45	1.69	(5.88)
Interest coverage ratio	12.00	5.29	1.65	12.71	9.9	(15.93)

Definitions

Operating margin (%): (Operating profit/Revenues) * 100

Equity ratio (%): (Equity/Total assets) * 100

Return on equity (%): Net income/Average equity

Return on total capital (%): (Operating profit plus interest income)/Average total assets

Earnings per share (NOK): Net profit/Average number of outstanding shares

Interest coverage ratio: (Income before taxes plus Interest expenses)/Interest expenses

4    SMEDVIG 3 QUARTER 2004

Shareholder information

	3Q04	2Q04	1Q04	4Q03	3Q03	2Q03
Share price Class A shares	88	76	64	51	46	46
Share price Class B shares	72.5	64	53	43	37	40
Non Norwegian ownership
Class A shares (%)	36.2	33.6	32.9	31.5	32.3	30.1
Non Norwegian ownership
Class B shares (%)	27.6	23.0	24.1	20.7	25.8	25.9
Total number of shares (1,000)	82,284	82,984	82,984	82,984	82,984	82,984
Market capitalization (NOK mill.)	6,807	5,985	4,962	3,966	3,557	3,644

ACCOUNTS

Unaudited accounts in NOK mill.	2Q04	3Q04	3Q03	9M04	9M03
Revenues	309	314	343	866	989
Operating expenses	(210)	(216)	(215)	(628)	(715)
Depreciation	(50)	(50)	(59)	(152)	(173)
Operating profit	49	48	69	86	101

EBITDA*	109	109	136	267	296

*	Earnings before interests, taxes, depreciation and amortization.

ACCOUNTS

Unaudited accounts in NOK mill.	2Q04	3Q04	3Q03	9M04	9M03
Revenues	250	255	243	719	656
Operating expenses	(154)	(155)	(124)	(443)	(354)
Depreciation	(31)	(32)	(28)	(98)	(78)

Operating profit	65	68	91	178	224

EBITDA*	108	111	127	307	325

*	Earnings before interests, taxes, depreciation and amortization.

ACCOUNTS

Unaudited accounts in NOK mill.	2Q04	3Q04	3Q03	9M04	9M03
Revenues	191	231	202	632	625
Operating expenses	(171)	(209)	(176)	(558)	(546)
Depreciation	(5)	(5)	(4)	(15)	(13)

Operating profit	15	17	22	59	66

EBITDA*	20	22	26	74	79

*	Earnings before interests, taxes, depreciation and amortization.

SMEDVIG 3 QUARTER 2004    5

Income Statements

Unaudited accounts in NOK mill.	2Q04	3Q04	9M04	3Q03	9M03	2003
REVENUE
Revenues	750	800	2,217	788	2,270	3,037

Total revenues	750	800	2,217	788	2,270	3,037

OPERATING EXPENSES
Personnel expenses	(318)	(364)	(1,007)	(327)	(1,031)	(1,347)
Operating expenses	(217)	(216)	(622)	(194)	(595)	(799)
Depreciation	(86)	(87)	(265)	(91)	(264)	(361)

Total operating expenses	(621)	(667)	(1,894)	(612)	(1,890)	(2,507)

Operating profit	129	133	323	176	380	530

Interest income	2	2	7	3	11	15
Interest expense	(31)	(30)	(87)	(20)	(100)	(131)
Other financial items	20	14	13	26	47	78

Net financial items	(9)	(14)	(67)	9	(42)	(38)

Income before other items	120	119	256	185	338	492

Other items	13	211	224	(7)	(842)	(668)

Income before income taxes	133	330	480	178	(504)	(176)

Income taxes	(21)	(30)	(57)	(41)	154	88

Net income	112	300	423	137	(350)	(88)

Earnings per share	1.37	3.73	5.24	1.69	(4.16)	(0.71)
Diluted earnings per share	1.36	3.70	5.20	1.69	(4.16)	(0.71)

Balance Sheets

Unaudited accounts in NOK mill.	30.09.04	31.12.03	30.09.03
LONG - TERM ASSETS
Deferred taxes	7	26	107
Mobile units and tender rigs	5,295	5,213	5,280
Other tangible assets	427	297	281
Financial fixed assets	168	193	286

Total long-term assets	5,897	5,729	5,954

CURRENT ASSETS
Receiveables	891	883	842
Short-term investments	0	0	19
Cash and cash equivalents	572	993	598

Total current assets	1,463	1,876	1,459

Total assets	7,360	7,605	7,413

SHAREHOLDERS’ EQUITY
Paid-in capital	2,536	2,545	2,545
Retained earnings	911	517	552

Total shareholders’ equity	3,447	3,062	3,097

LIABILITIES
Provisions	203	172	197
Long-term interest bearing debt	3,023	3,353	3,442
Current liabilities	687	1,018	677

Total liabilities	3,913	4,543	4,316

Total shareholders’ equity and liabilities	7,360	7,605	7,413

6 SMEDVIG	3 QUARTER 2004

Statement of Cash flows

Unaudited accounts in NOK mill.	9M04	2003	9M03
Net income (net loss)	423	(88)	(350)
Adjustment to reconcile net income to net cash provided by operating activities
Reversal of previous write-down of assets	(209)	0	0
Depreciation and expenses for periodic overhauls	325	423	309
Change in working capital	(197)	(64)	(234)

Net cash flow provided by operating activities	342	271	(275)
Net cash flow used in investing activities	(269)	(472)	(295)
Net cash flow provided by (used in) financing activities	(494)	610	556
Effect of exchange rate changes on cash and cash equivalents	0	(14)	14

Net decrease in cash and cash equivalents	(421)	395	0
Cash and cash equivalents - beginning of year	993	598	598

Cash and cash equivalents - end of period	572	993	598

Equity reconciliation

Unaudited accounts in NOK mill.	30.09.04	31.12.03	30.09.03
Equity - beginning of year	3,062	3,379	3,379
Net income for the period	423	(88)	(350)
Treasury shares	(56)	(30)	(30)
Proposed dividend	0	(101)	0
Foreign currency adjustments	18	(98)	98

Equity - end of period	3,447	3,062	3,097

Consolidated accounts in accordance with US GAAP

THE EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	9M04	2003	9M03
Consolidated net income in accordance with Norwegian GAAP	423	(88)	(350)
Minority interests	0	30	12
Adjustment for US GAAP:
Deferred taxes	(92)	(180)	(120)
Disposal of mobile unit	0	301	301
Other adjustments	0	1	(2)

Net income in accordance with US GAAP	331	64	(159)

THE EFFECT ON CONSOLIDATED SHAREHOLDERS’ EQUITY OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	30.09.04	31.12.03	30.09.03
Consolidated shareholders’ equity in accordance with Norwegian GAAP	3,447	3,062	3,379
Minority interests	0	0	0
Adjustment for US GAAP:
Deferred taxes	(830)	(738)	(723)
Disposal of mobile unit	0	0	0
Dividends	0	101	0
Other adjustments	4	4	1

Shareholders’ equity in accordance with US GAAP	2,621	2,429	2,657

SMEDVIG 3 QUARTER 2004    7

SMEDVIG asa

Finnestadveien 28, P.O.Box 110, N-4001 Stavanger, Phone: +47 51 50 99 00, Fax: +47 51 50 96 88

Registration No: 953 114 828, e-mail: smedvig@smedvig.no, web-site: www.smedvig.com, Hugin: www.huginonline.no/SME

NEWS RELEASE

Smedvig secures contract extension for tender rigs

STAVANGER, Norway, October 21, 2004 — Smedvig has been awarded a letter of intent with Petronas Carigali and Esso Production Malaysia Inc. to extend the production drilling contract for the self-erecting tender rigs T-6 and T-9, respectively. The contract extensions for both rigs have duration of one year, from January 2005. The estimated contract values are approximately US$ 15 million and US$ 19 million for T-6 and T-9, respectively. T-6 and T-9 are currently operating offshore Malaysia, and the contract extensions are in direct continuation of present operations. The contract extensions are subject to approval from Petronas.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Termination of T-3 contract

Stavanger, Norway (October 28, 2004)

The letter of intent between Smedvig and ConocoPhillips for the self-erecting tender rig T-3 has been terminated due to a disagreement concerning operational liability terms. The initial letter of intent with ConocoPhillips had a duration of approximately 60 days and an estimated contract value of US$ 4.5 million. T-3 is currently available for new employment.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

SMVA/SMVB announces: Repurchase of own shares

On October 28, 2004, Smedvig asa repurchased 62,000 Class B shares at strike price of NOK 65.1 per share. The Company’s holding of own shares after the transaction is 550,000 Class A shares and 1,533,000 Class B shares.